Exhibit 99.108

 KEPCO Signs Support Agreements Supporting Energy Fuels’ Acquisition of Strathmore Minerals

Toronto, Ontario – July 25, 2013

Energy Fuels Inc. (TSX : EFR) (OTCQX : EFRFF) (“Energy Fuels” or the “Company”) is pleased to announce that Korea Electric Power Corporation (“KEPCO”) has signed two support agreements supporting Energy Fuels’ proposed acquisition of Strathmore Minerals Corp. (“Strathmore”) (TSX : STM) (OTCQX : STHJF). As was previously announced on June 11, 2013, Energy Fuels and Strathmore have entered into a definitive arrangement agreement whereby Energy Fuels will acquire all of the issued and outstanding shares of Strathmore by way of a plan of arrangement (the “Transaction”). The shareholders of Energy Fuels and Strathmore will be asked to approve the Transaction at their special meetings to be held on August 13, 2013 and August 20, 2013, respectively.

KEPCO is the largest shareholder of both Energy Fuels and Strathmore, owning 8.5% and 11.7% of the common shares of each respective company. In addition, an affiliate of KEPCO is Energy Fuels largest uranium customer based on expected FY-2013 deliveries. KEPCO also has a right to enter into a joint venture with Strathmore on the Gas Hills Project in central Wyoming. Energy Fuels expects to evaluate potential synergies that might be realized by combining the Gas Hills Project with the Company’s Sheep Mountain Project, located only 28 miles away. Potential synergies include opportunities for savings through co-development capital and targeting a larger combined annual production profile in excess of the 1.5 million lbs. per year currently outlined in the Sheep Mountain Prefeasibility Study.

KEPCO is the largest electric utility in South Korea, involved in the generation, transmission and distribution of electric power. KEPCO is responsible for 93% of all of South Korea’s electricity generation. In addition, KEPCO operates and develops nuclear power projects in South Korea and worldwide.

As a result of signing the support agreements, KEPCO has irrevocably agreed to vote their shares of both companies in favour of the Transaction. In addition, each director and senior officer of both Energy Fuels and Strathmore have agreed to vote in favour of the Transaction.

Assuming the acquisition is completed, KEPCO will hold approximately 9.1% of the common shares of Energy Fuels. Upon completion of the Transaction, Energy Fuels will appoint a director, nominated by KEPCO, to join the Company’s board of directors.

Stephen P. Antony, President and CEO of Energy Fuels stated: “We are very pleased that KEPCO supports Energy Fuels’ acquisition of Strathmore. KEPCO is recognized as a world-leader in nuclear power development. We look forward to expanding our relationship with this high-quality organization.”

About Energy Fuels Inc.

Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. The Company is also a significant producer of vanadium. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

Additional information about Energy Fuels Inc. is available by visiting Energy Fuels' website at www.energyfuels.com or under its profile on SEDAR at www.sedar.com.

About Strathmore Minerals Corp.

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of mineral properties in the United States. Headquartered in Vancouver, British Columbia with a branch administrative office in Kelowna, the company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.

Additional information about Strathmore Minerals Corp. is available by visiting Strathmore's website at www.strathmoreminerals.com or under its profile on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction between Energy Fuels and Strathmore, the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding Energy Fuels' and Strathmore's future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' and Strathmore's ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and other risk factors as described in Energy Fuels' and Strathmore's most recent annual information forms and annual and quarterly financial reports. Energy Fuels and Strathmore assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' and Strathmore's respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Strathmore relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com

Strathmore Minerals Corp.
Craig Christy
Investor Relations
Toll free: 1-800-647-3303
info@strathmoreminerals.com
www.strathmoreminerals.com